1.	Branzan Investment Advisors, Inc. 73-1625479
2.
3.
4.	Colorado
5.	356,700 (304,000 of which are non-transferable
royalty units)
6.	-0-
7.	356,700 (304,000 of which are non-transferable
royalty units)
8.	13,500
9.	51,087 (12,368 of which are non-transferable
royalty units)
10.
11.	0.8%
12.	IA-Reporting Person is a registered
investment advisor. Shares owned or controlled by officers, directors, shareholders or employees of the Reporting Person are aggregated with those of the Reporting Person.